At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposal:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Income Funds II, Inc. on behalf of:

                                                 For            Against
      Strong Advisor Bond Fund               14,097,689.674    375,759.701

                                              Abstain       Broker non-votes
                                             223,149.31      4,737,385.000